UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Under the Securities Exchange Act of 1934

OncoGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68230A106

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 68230A106

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 260,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 260,000
9	Aggregate amount beneficially owned by each reporting person. 260,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.8%*
12	Type of reporting person CO

*	Based on 14,816,916 shares outstanding, which is the sum of (i) 14,656,916 common shares reported outstanding as of November 7, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No. 68230A106

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 260,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 260,000
9	Aggregate amount beneficially owned by each reporting person. 260,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.8%*
12	Type of reporting person CO

*	Based on 14,816,916 shares outstanding, which is the sum of (i) 14,656,916 common shares reported outstanding as of November 7, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No. 68230A106

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 15,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 15,000
9	Aggregate amount beneficially owned by each reporting person. 15,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%*
12	Type of reporting person CO

*	Based on 14,661,916 shares outstanding, which is the sum of (i) 14,656,916 common shares reported outstanding as of November 7, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, and (ii) 5,000 Common Shares underlying the Warrants. See Item 4.

CUSIP No. 68230A106

1	Name of reporting persons. Neil Reisman
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 2,000
	6	Shared voting power. -0-
	7	Sole dispositive power. 2,000
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 2,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.01%*
12	Type of reporting person IN

*	Based on 14,656,916 common shares reported outstanding as of November 7, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012. See Item 4.

CUSIP No. 68230A106

1	Name of reporting persons. Ivan Lieberburg
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person IN

CUSIP No. 68230A106

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 260,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 260,000
9	Aggregate amount beneficially owned by each reporting person. 260,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.8%*
12	Type of reporting person IN

*	Based on 14,816,916 shares outstanding, which is the sum of (i) 14,656,916 common shares reported outstanding as of November 7, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13G initially filed on June 10, 2009 (the “Original Filing”), as amended on February 16, 2010 (“Amendment No. 1”), November 1, 2010 (“Amendment No. 2”) and February 14, 2012 (“Amendment No. 3”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1, Amendment No. 2, Amendment No. 3 or this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

Item 4. Ownership.

Item 4 is hereby restated as follows:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 260,000* Common Shares, the sum of 100,000 Common Shares and 160,000 Common Shares underlying currently exercisable warrants to purchase Common Shares (the “Warrants”). MVA beneficially owns 15,000* Common Shares, the sum of 10,000 Common Shares and 5,000 Common Shares underlying Warrants. Neil Reisman beneficially owns 2,000* Common Shares. Ivan Lieberburg no longer beneficially owns any Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 1.8% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA represent 0.1% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Neil Reisman represent 0.01% of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the 15,000* Common Shares it beneficially owns. Neil Reisman has the sole power to vote the 2,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 260,000* Common Shares they beneficially own. MVA and Neil Reisman do not have shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 15,000* Common Shares it beneficially owns. Neil Reisman has the sole power to dispose of the 2,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 260,000* Common Shares they beneficially own. MVA and Neil Reisman do not have shared power to dispose of or direct the disposition of any Common Shares. Ivan Lieberburg does not own any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 277,000 Common Shares which constitute approximately 1.9% of 14,821,916 outstanding Common Shares, a notional of number outstanding Common Shares (based on the sum of (i) 14,656,916 Common Shares reported outstanding as of November 7, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2012, and (ii) 165,000 shares underlying the Warrants). Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares beneficially owned by it. None of Boxer Capital, Boxer Management or Mr. Lewis has any voting or dispositive power with regard to the Common Shares beneficially owned by MVA. Mr. Reisman has sole voting and dispositive power over the Common Shares beneficially owned by him. None of Boxer Capital, Boxer Management, MVA or Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by Mr. Reisman.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is restated as follows:

Only Boxer Capital has the right to receive dividends and the proceeds from sale of the Common Shares held by the Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Only Mr. Reisman has the right to receive dividends and the proceeds from sale of the Common Shares held by the him. See Item 4 above.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated February 14, 2012, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC.

Date: February 12, 2013

By: /s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By: /s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA INVESTORS, LLC

By: /s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

NEIL REISMAN

By: /s/ Neil Reisman
Neil Reisman, Individually

IVAN LIEBERBURG

By: /s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS

By: /s/ Joseph Lewis
Joseph Lewis, Individually